FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Raymond Lee R.	2. Issuer Name and Tickler or Trading Symbol Exxon Mobil Corporation - XOM						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
							X	Officer (give title below)	Other (specify below)
							Chairman & President
(Last) (First) (Middle) 5959 Las Colinas Blvd.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year March 25, 2003			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month/Day/Year)			X	Form filed by One Reporting Person
(Street) Irving TX 75039-2298								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/25/2003		M		43,708	A	$15.89063
Common Stock	03/25/2003		S		23,708	D	$36.02
Common Stock	03/25/2003		S		15,000	D	$36.03
Common Stock	03/25/2003		S		3,000	D	$36.05
Common Stock	03/25/2003		S		2,000	D	$36.07	2,027,403	D
Common Stock								11,462	I	By Savings Plan
Common Stock								306.058	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$15.89063	03/25/2003		M			43,708	11/24/1994	11/24/2003	Common Stock	43,708	$15.89063	6,292	D
Employee Stock Option (Right to Buy)	$15.12500							11/30/1995	11/30/2004	Common Stock		$15.12500	800,000	D
Employee Stock Option (Right to Buy)	$19.73438							11/29/1996	11/29/2005	Common Stock		$19.73438	900,000	D
Employee Stock Option (Right to Buy)	$23.53125							11/27/1997	11/27/2006	Common Stock		$23.53125	900,000	D
Employee Stock Option (Right to Buy)	$30.70313							11/26/1998	11/26/2007	Common Stock		$30.70313	850,000	D
Employee Stock Option (Right to Buy)	$36.18750							11/25/1999	11/25/2008	Common Stock		$36.1875	850,000	D
Employee Stock Option (Right to Buy)	$41.78125							12/08/2000	12/08/2009	Common Stock		$41.78125	850,000	D
Employee Stock Option (Right to Buy)	$45.21875							11/29/2001	11/29/2010	Common Stock		$45.21875	1,050,000	D
Employee Stock Option (Right to Buy)	$37.12000							11/28/2002	11/28/2011	Common Stock		$37.12000	1,050,000	D

Explanation of Responses:

		/s/ Lee R. Raymond	03/26/2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Lee. R. Raymond
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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